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                           January 17, 2023

       Lei Liu
       Chief Executive Officer
       China Jo-Jo Drugstores Holdings, Inc.
       Hai Wai Hai Tongxin Mansion Floor 6
       Gong Shu District, Hangzhou City, Zhejiang Province
       People   s Republic of China, 310008

                                                        Re: China Jo-Jo
Drugstores Holdings, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 11,
2023
                                                            File No. 333-269182

       Dear Lei Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Elizabeth Chen